Ubiquiti Networks, Inc.

2580 Orchard Parkway, San Jose, CA 95131 USA

www.ubnt.com

March 13, 2013

Via Edgar and EMail

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ubiquiti Networks, Inc.
Form 10-K for the Year Ended June 30, 2012
Filed September 28, 2012
Form 10-Q for Fiscal Quarter Ended December 31, 2012
Filed February 8, 2013
File No. 1-35300

Dear Mr. Spirgel:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of March 1, 2013. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

Form 10-Q – Quarterly Period Ended December 31, 2012

Financial Statements

1.

Refer to your Risk Factor disclosure on page 42. We note that you rely on your third party logistics and warehousing provider to accurately segregate and record inventory for you and to report to you the receipt and shipment of your products. Please expand your accounting policies for inventory, accounts receivable and revenue recognition to address the timing of transactions involving this provider. Also, tell us what internal controls are in place to accurately discern differences between (a) consignment inventory, (b) products owned by the provider recorded as revenues and (c) deferred

Larry Spirgel, Assistant Director

March 13, 2013

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revenues for product sold to distributors for which the rights and obligations of ownership have passed to the distributor but revenues have not yet been recognized due to collectability issues. We may have further comment based on your response.

RESPONSE:

We respectfully inform the Staff that prior to the quarter ended December 31, 2012, the majority of our product sales were fulfilled directly by our contract manufacturers to our customers which resulted in us holding title to a relatively low amount of finished goods at any given time. In order to give us better control over the fulfillment of our sales orders, we have contracted with a third party logistics and warehousing provider. This has allowed us to consolidate finished goods from multiple contract manufacturers and primarily manage order fulfillment from a single location. Whether or not the Company holds title to goods once they are delivered from a contract manufacturer to our third party logistics provider’s warehouse depends on our contractual terms with each contract manufacturer. Consequently, we now hold title to a portion of the inventory at the third party logistics and warehousing provider, but we do not believe that this arrangement results in any changes to our accounting policies for inventory, accounts receivable, or revenue recognition and therefore our accounting policies as described in our 10-K remain accurate and appropriate. Specifically, the Company continues to record inventory when we take title to the raw materials or finished goods. The use of a third party logistics provider has resulted in a higher level of finished goods at December 31, 2012 as compared to our historical finished goods. For example, the Company reported a finished goods balance of $11.7 million at December 31, 2012 as compared to $3.1 million at June 30, 2012.

With respect to internal controls in place, the Company advises the Staff that for goods to which we hold title, we maintain records of all goods received and shipped, on an itemized basis, within our own accounting system. Additionally, physical inventory inspection and validation procedures are performed from time to time to verify the accuracy of such records. We rely on the third party logistics provider to accurately segregate items to which we hold title for purposes of facilitating our physical inventory procedures. No inventories warehoused at the third party logistics provider are held on a consignment basis.

The Company also advises the Staff that the third party logistics provider does not hold title to any of the items held in its warehouse. Title remains with either the contract manufacturers or with the Company. Consistent with the Company’s revenue recognition policy, we do not record revenue for items to which we do not have title.

The Company has credit policies in place and assesses likelihood of collectability prior to authorizing the third party logistics provider to ship products to customers. In the event

Larry Spirgel, Assistant Director

March 13, 2013

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that collectability of a receivable from products we have shipped is not reasonably assured, we classify those amounts as deferred revenues on our balance sheet until such time as we receive payment of the accounts receivable. In the past, the company has deferred revenues based on the results of our credit policies and the resulting assessment of collectability.

Management’s Discussion and Analysis, page 17

2.	Refer to your Earnings Call for the quarter ended December 31, 2012. We note that you described setting up a distribution hub in China and that “clearly there was cost associated with the consolidation of contract manufacturing, costs associated with moving to a third-party logistics center.” Please expand the MD&A discussion of Cost of Revenues and Gross Profit to include the costs associated with these activities during the periods presented, including quantification of any one-time costs.

RESPONSE:

The Company respectfully informs the Staff that the costs related to the consolidation of contract manufacturing and shifting to the use of a third-party logistics provider were approximately $0.7 million and $0.5 million, respectively, for the three months ended December 31, 2012, and $0.9 million and $0.8 million, respectively, for the six months ended December 31, 2012. The Company believes that these costs, which on a combined basis reduced gross profit as a percentage of revenues by 1.6% and 1.2% for the three and six month periods ended December 31, 2012, respectively, are not significant for inclusion in the MD&A discussion regarding results of operations for those periods. However, we will continue to evaluate those costs and consider both their significance and the appropriateness of our MD&A discussion in future filings.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Quarterly Report on Form 10-Q for the quarter ended December 31, 2012 filed with the Commission on February 8, 2013;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Larry Spirgel, Assistant Director

March 13, 2013

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•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Craig L. Foster

Craig L. Foster

Chief Financial Officer

cc:

Jessica Zhou, General Counsel

Justin L. Bastian, Esq.